                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                 (Amendment No. _____________________)<F*>


                        MILLER EXPLORATION COMPANY
                             (Name of Issuer)


                       Common Stock, $0.01 Par Value
                      (Title of Class of Securities)


                                600533 10 0
                              (CUSIP Number)




<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 600533 10 0             13 G                  PAGE 2 OF 7 PAGES
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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    David A. Miller

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
    (a)  [X]
    (b)  [ ]

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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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NUMBER OF SHARES                  5. SOLE VOTING POWER                708,254
                                  -------------------------------------------
BENEFICIALLY OWNED BY             6. SHARED VOTING POWER               84,024
                                  -------------------------------------------
EACH REPORTING                    7. SOLE DISPOSITIVE POWER           708,254
                                  -------------------------------------------
PERSON WITH                       8. SHARED DISPOSITIVE POWER          84,024

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                          792,278

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES<F*>                                                    [ ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      6.4%

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12. TYPE OF REPORTING PERSON<F*>                                           IN

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<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.

-----------------------                              ------------------------
CUSIP NO. 600533 10 0             13 G                  PAGE 3 OF 7 PAGES
-----------------------                              ------------------------

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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Oak Shores Investment, Inc.

-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
    (a)  [X]
    (b)  [ ]

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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

-----------------------------------------------------------------------------
NUMBER OF SHARES                    5. SOLE VOTING POWER                    0
                                    -----------------------------------------
BENEFICIALLY OWNED BY               6. SHARED VOTING POWER             84,024
                                    -----------------------------------------
EACH REPORTING                      7. SOLE DISPOSITIVE POWER               0
                                    -----------------------------------------
PERSON WITH                         8. SHARED DISPOSITIVE POWER        84,024

-----------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                           84,024

-----------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES<F*>                                               [ ]<F**>

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       .7%

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12. TYPE OF REPORTING PERSON<F*>                                           CO
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<F*>  SEE INSTRUCTIONS BEFORE FILLING OUT.
<F**> EXCLUDES SHARES HELD BY DAVID A. MILLER, AS SOLE TRUSTEE OF THE DAVID
A. MILLER TRUST.

                               SCHEDULE 13G

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


ITEM 1(a).  NAME OF ISSUER:

        Miller Exploration Company

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        3104 Logan Valley Road
        Traverse City, Michigan 49684

ITEM 2(a).  NAME OF PERSON FILING:

        This statement is being filed jointly on behalf of (1) David A. Miller and (2) Oak Shores Investment, Inc., a corporation owned by a revocable trust of which David A. Miller is the sole trustee.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        (1)  3104 Logan Valley Road
             Traverse City, Michigan 49684

        (2)  3221 Wadsworth
             Portage, Michigan 49002

ITEM 2(c).  CITIZENSHIP OR PLACE OF ORGANIZATION:

        (1)  United States of America

        (2)  United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        Common, $0.01 Par Value

ITEM 2(e).  CUSIP NUMBER:

        600533 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR RULE 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable

ITEM 4.   OWNERSHIP.

  (1)
     (a)  Amount Beneficially Owned: 792,278
     (b)  Percent of Class: 6.4%

     (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:  708,254
         (ii)  Shared power to vote or to direct the vote:  84,024
         (iii) Sole power to dispose or to direct the disposition of: 708,254
         (iv)  Shared power to dispose or to direct the disposition of: 84,024
  (2)
     (a)  Amount Beneficially Owned: 84,024
     (b)  Percent of Class: .7%

     (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:  0
         (ii)  Shared power to vote or to direct the vote: 84,024
         (iii) Sole power to dispose or to direct the disposition of:  0
         (iv)  Shared power to dispose or to direct the disposition of: 84,024

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         The filing group is comprised of David A. Miller and Oak Shores Investment, Inc., a corporation owned by a revocable trust of which David A. Miller is sole trustee.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 19, 1998            /S/ DAVID A. MILLER
                                   David A. Miller



                                   OAK SHORES INVESTMENT, INC.

                                   DAVID A. MILLER


                                   By  /S/ DAVID A. MILLER
                                       David A. Miller, Trustee



                                   *By /S/ TASHIA L. RIVARD
                                       Tashia L. Rivard, Attorney-in-Fact

                               EXHIBIT INDEX


          EXHIBIT NUMBER                DOCUMENT
               99.1                Joint Filing Agreement
               99.2                Members of Group

                           POWER OF ATTORNEY

          The undersigned, a director and/or officer of Miller Exploration Company, a Delaware corporation (the "Company"), does hereby nominate, constitute, and appoint Kelly E. Miller, William J. Baumgartner, Stephen C. Waterbury, and Tashia L. Rivard, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments which such attorneys and agents, or any of them, may deem necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution, and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of the Company that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Sections 16(a), 13(d), and 13(g) of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report or statement on Form 3, 4, or 5, to any Schedule 13(d) or 13(g), or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

          The undersigned agrees that the attorneys-in-fact named in this Power of Attorney may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the Company and the attorneys-in-fact against any losses, claims, damages, or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering, or filing Forms 3, 4, or 5, Schedules 13(d) or 13(g), or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, and agrees to reimburse the Company and the attorneys-in-fact in this Power of Attorney for any legal or other expenses reasonably incurred in connection with investigat-ing or defending against any such loss, claim, damage, liability, or action.

          This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect thereafter for so long as the undersigned (in his or her individual capacity or in a fiduciary or other capacity) has any obligation under Sections 16 or 13 of the Act with respect to securities of the Company.

Dated:  February 11, 1998          /S/ DAVID A. MILLER
                                   David A. Miller